UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-35466

GasLog Ltd

(Translation of registrant’s name into English)

c/o GasLog Services LNG Ltd.

69 Akti Miaouli 18537

Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The proxy statement and the proxy for the 2020 Annual General Meeting of GasLog Ltd. are included as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Proxy Statement for the 2020 Annual General Meeting of GasLog Ltd.
99.2	Proxy for the 2020 Annual General Meeting of GasLog Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2020

GASLOG LTD

	by	/s/ Paul A. Wogan
		Name:	Paul A. Wogan
		Title:	Chief Executive Officer